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One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

March 4, 2014

VIA EDGAR AND EMAIL

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	CatchMark Timber Trust, Inc.
Schedule 14D-9
File No. 05-87801

Dear Ms. Duru:

This letter sets forth the responses of our client, CatchMark Timber Trust, Inc. (the “Company”), to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated February 28, 2014 regarding the Company’s Schedule 14D-9 filed with the Commission on February 19, 2014 (the “Schedule 14D-9”). The Company has filed Amendment No. 1 to the Schedule 14D-9 with the Commission today (the “Schedule 14D-9/A”). For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Item 4. The Solicitation or Recommendation

1. Comment: In the letter to stockholders, dated February 19, 2014, the company discloses that the price offered by CMG “substantially undervalues the long-term value of each class of shares…” Please revise to provide the basis for support of your assertion regarding the “substantial[    ]” undervaluation for each class. In this regard we note disclosure that references the Board’s consideration of, among other things, future opportunities and prospects for the company.

Response: The Company has supplemented Item 4(b) of the Schedule 14D-9 in the Schedule 14D-9/A in response to the Staff’s comment.

2. Comment: Please clarify the “other information” that was considered by the Board that related to Company’s historical financial performance and portfolio of assets and explain how consideration of such factors supported the recommendation being made by the Board.

Response: The Company has supplemented Item 4(b) of the Schedule 14D-9 in the Schedule 14D-9/A in response to the Staff’s comment.

3. Comment: Please refer to subparagraph (iii) of the letter. In discussing the convertibility of the Class B-2 and B-3 shares, you imply that convertibility for Class B-2 and B-3 shares could occur earlier than December 2014 and June 2015. Please revise to clarify whether it is the Board’s present intent to accelerate the conversion dates and if not, revise to clarify this fact.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Mellissa Campbell Duru

March 4, 2014

Response: The Company has supplemented Item 4(b) of the Schedule 14D-9 in the Schedule 14D-9/A in response to the Staff’s comment.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

cc:	Mr. Brian M. Davis, CatchMark Timber Trust, Inc.

Mr. Jerry Barag, CatchMark Timber Trust, Inc.

Ms. Lesley H. Solomon, Alston & Bird LLP